

VIA FACSIMILE AND U.S. MAIL

April 2, 2010

Charles P. Cooley
Chief Financial Officer
The Lubrizol Corporation
29400 Lakeland Boulevard
Wickliffe, Ohio 44092

       RE: **The Lubrizol Corporation**
              Form 10-K for the Year Ended December 31, 2009
              File No. 1-5263

Dear Mr. Cooley:

       We have reviewed your filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
2009 Compared with 2008, page 18

1. In addition to the specific comments below, please expand/revise the discussion of your results of operations for each period presented to address the following in future filings:
   - Please provide a more comprehensive analysis of factors that impacted your cost of sales; gross profit, and operating income and expenses. In addition, you should discuss known or anticipated trends that have and/or may continue to have an impact on your results of operations. Your discussion and analysis should provide investors with sufficient information to understand historical trends and expectations for the future through the eyes of management;

- Describe unusual or infrequent events, significant economic changes, and significant components of revenue and expenses. For example, you indicate that the decrease in research, testing and development expenses is primarily due to your cost reduction initiatives that lowered expenses for supplies, service and travel, along with favorable currency impact, partially offset by increased compensation. However, you have not quantified the impact of these items; and

- Please quantify the impact of each factor you identify when multiple factors contribute to fluctuations, as applicable. You should also ensure that you are explaining the majority of increases or decreases in each line item.

Please refer to Item 303 of Regulation S-K, Section 501 of Financial Reporting Codification and SEC Interpretive Release No. 33-8350 dated December 19, 2003 for additional guidance.

2. We note that lower raw material costs contributed to your significantly improved income from operations in 2009, both on a consolidated basis and in each of your segments. In your future filings, where changes in the cost of raw materials have materially impacted your results of operations, please elaborate on the causes for the changes. For example, in 2009, if the reduction in raw material costs is due to your cost reduction initiatives, as suggested under "Primary Factors Affecting 2009 Results," you should make this clear and describe what actions you took to reduce raw material costs. If there are other significant events or trends in the markets for these materials that reduced their cost, you should discuss this as well. You should also discuss known trends and uncertainties relating to your raw materials that you reasonably expect will have a material impact on your results of operations in the future.

3. Similarly, in future filings, please discuss the factors that drove the "improvement in price and product mix" that helped to increase your gross profit in 2008 and 2009.

Investing Activities, page 27

4. We note that capital expenditures in the reported periods have generally been used to maintain existing manufacturing capacity and plant infrastructure in the Lubrizol Additives segment and to increase capacity in the Lubrizol Advanced Materials segment. Your disclosure indicates that you will significantly increase capital expenditures in 2010. In future filings, please elaborate on the purpose of your planned capital expenditures.

Capitalization, Liquidity and Credit Facilities, page 28

5. You should discuss your need for cash on both a short term and a long term basis. We note your disclosure regarding your anticipated investment in the China plant over the next three years. Please ensure that in future filings you address any other material long term requirements for cash that are necessary to implement your 10-year phased investment plan.

Accounting for Impairment of Goodwill and Intangible Assets, page 32

6. We note that you have recorded significant goodwill impairments in fiscal year 2008, and
    there continues to be significant uncertainty in the economic outlook in certain of your
    industries. We also note your disclosures beginning on page 32 concerning the goodwill
    by reporting unit, certain assumptions and some sensitivity information concerning
    certain reporting units.

    In future filings, if any of your reporting units have estimated fair values that are not
    substantially in excess of the carrying value and if the goodwill for these reporting units,
    in the aggregate or individually, if impaired, could materially impact your operating
    results or total shareholders' equity, please continue to provide, or provide the following
    additional disclosures for each of these reporting units in future filings:
    • Identify the reporting unit;
    • Quantify the percentage by which fair value exceeds the carrying value as of the
      most-recent step-one test;
    • Disclose the amount of goodwill associated with the reporting unit;
    • Provide a description of the assumptions that drive the estimated fair value;
    • Provide a discussion of the uncertainty associated with the key assumptions. For
      example, to the extent that you have included assumptions in your discounted cash
      flow model that materially deviates from your historical results, please include a
      discussion of these assumptions;
    • Provide a discussion of any potential events and/or circumstances that could have a
      negative effect to the estimated fair value.
    If you have determined that the estimated fair value substantially exceeds the carrying
    value for all of your reporting units, please disclose this determination in future filings.
    Please also provide the above disclosures, as applicable, for any long-lived assets or asset
    groups for which you have determined that fair value is not substantially in excess of the
    carrying value and to the extent that the asset amounts, in the aggregate or individually,
    could materially impact your operating results or total shareholders' equity. Please refer
    to Item 303 of Regulation S-K and Sections 216 and 501.14 of the SEC's Codification of
    Financial Reporting Policies for guidance.

Exhibit 10.1

7. The credit agreement filed as exhibit 10.1 appears to be missing Schedules 2.01(b),
    3.01(b), and 5.02(a) and Exhibits D-1, D-2, D-3, D-4, and E. Please refile the credit
    agreement to include all missing schedules and exhibits.

Exhibit 10.7

8. The credit agreement filed as Exhibit 10.7 appears to be missing Schedules 3.01(b),
    5.02(a), and 5.02(c) and Exhibit F. Please refile the credit agreement to include all
    missing schedules and exhibits.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or, in his absence, Pamela A. Long, Assistant Director, at (202) 551-3760 if you have any questions regarding legal matters. Please contact Ernest Greene, Staff Accountant, at (202) 551-3733 or, in his absence, the undersigned at (202) 551-3689, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

John Hartz
Senior Assistant
Chief Accountant